Exhibit 99.1

Algoma Steel Awards Contract to GE to Provide Gas Turbines to Support Power Requirements of Electric Arc Steelmaking Transition

January 27, 2022

SAULT STE. MARIE, Ontario, Jan. 27, 2022 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma Steel” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has awarded GE Gas Power (NYSE: GE) a contract for an upgrade to the Company’s natural gas combined cycle power plant, including the installation of two gas turbine packages. The upgrade is expected to supply Algoma Steel with sufficient internal generation capability to power phase one of its transition to electric arc furnace (“EAF”) steelmaking.

Under the terms of the contract, GE will provide two LM6000 aero derivative gas turbines complete with new control systems as well as a new control system for the existing GE steam turbine. In addition, GE will also complete a full rewind on the No. 2 Generator. Local contractors from Sault Ste. Marie and area will be engaged for the equipment installation.

“Our transformation to EAF steelmaking and green steel products includes the upgrade of our internal electricity generation capacity, and we are pleased to partner with industry leader General Electric to complete this important milestone,” said Michael McQuade, Algoma’s Chief Executive Officer. “The project also reflects Algoma’s continued commitment to our community by engaging local contractors to support the installation.”

“We are proud to support Algoma in their energy transition program to help them become a leader in the production of steel with more efficient gas technologies and bring more flexible and lower-carbon power for their industrial process,” said Eric Gray, CEO of GE Gas Power for the Americas.

Algoma Steel expects the project to be completed in the spring of 2023, a full year before the scheduled commissioning of the new electric arc furnaces. At full capacity, the refurbished cogeneration facility is designed to have the ability to generate 110 MW of electricity, up from its current capacity of 34 MW.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s planned investment in EAF steelmaking, reduction in carbon emissions and role as a leader in green steel, the timeline for the completion of the cogeneration facility refurbishment and the commissioning of the EAF, and the expected capacity of the refurbished cogeneration facility. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be delayed or unable to realize its business plans and strategic objectives, including its investment in EAF steelmaking and the corresponding reduction in carbon emissions; the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Ontario Securities Commission (available under the company’s SEDAR profile at www.sedar.com) and in the registration statement on Form F-1 filed by Algoma with the Securities and Exchange Commission (available at www.sec.gov). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

About GE Gas Power

GE Gas Power is a world leader in natural gas power technology, services, and solutions. Through relentless innovation and continuous partnership with our customers, we are providing more advanced, cleaner and efficient power that people depend on today and building the energy technologies of the future. With the world’s largest installed base of gas turbines and more than 670 million operating hours across GE’s installed fleet, we offer advanced technology and a level of experience that’s unmatched in the industry to build, operate, and maintain leading gas power plants. For more information, please visit www.ge.com/power/gas and follow GE’s gas power businesses on Twitter and LinkedIn.

For more information, visit the company’s website at www.gepower.com. Follow GE Power on Twitter @GE_Power and on LinkedIn at GE Power.

For more information, contact:

Laura Aresi

Public Relations Leader GE Gas Power

+39 335 6978871

laura.aresi@ge.com